(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Variable Insurance Products Fund IV (the trust):

Consumer Discretionary Portfolio
Consumer Staples Portfolio
Energy Portfolio
Financial Services Portfolio
Health Care Portfolio
Industrials Portfolio
Materials Portfolio
Real Estate Portfolio
Technology Portfolio
Telecommunications Portfolio
Utilities Portfolio (the funds)

File No. 811-03759

Ladies and Gentlemen:

On behalf of the above-referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 is the Notice, Proxy Statement, Solicitation Letter, and form of Proxy mailed to shareholders of the funds.

The Annual Reports to shareholders were filed for Variable Insurance Products Fund IV pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notice and Proxy Statement are tagged to indicate changes made since the preliminary filing on February 15, 2013.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group